SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
 ______________________

DELL TECHNOLOGIES INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

Class C Common Stock, $0.01 par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
 ______________________

Richard J. Rothberg
General Counsel and Secretary
One Dell Way
Round Rock, Texas 78682
Telephone: (512) 728-7800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
______________________

Copies to:

Richard J. Parrino
Kevin K. Greenslade
Hogan Lovells US LLP
555 Thirteenth Street, N.W.
Washington, D.C. 20004
Telephone: (202) 637-5600
______________________

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$21,741,642	$2,520

*
Calculated solely for purposes of determining the filing fee as the aggregate maximum purchase price for the shares of Class C Common Stock, par value $0.01 per share, of Dell Technologies Inc. offered to be purchased, based on a price per share of $32.70.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, and as modified by Fee Rate Advisory #1 for Fiscal Year 2017, equals $115.90 for each $1,000,000 of the transaction valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,520	Filing Party: Dell Technologies Inc.
Form or Registration No.: Schedule TO	Date Filed: September 13, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Dell Technologies Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on September 13, 2017, relating to the Company’s offer to purchase for cash up to 664,882 shares of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) at a purchase price of $32.70 per share, on the terms of, and subject to the conditions set forth in, the Offer to Purchase, dated September 13, 2017, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”) and in the related tender election form, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO. The foregoing documents together with any amendments or supplements and the other documents accompanying the Offer to Purchase together constitute the “offer.”

This is the final amendment to the Schedule TO and is being filed to report the results of the offer pursuant to Rule 13e-4(c)(4). The information in the Offer to Purchase and the related tender election form is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 and 4.

The Offer to Purchase and Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following information:

Completion of the Offer

The offer expired at 11:59 p.m., New York City time, on October 13, 2017. Pursuant to the offer, 115,131 shares of Class C Common Stock were validly tendered and not withdrawn prior to the expiration of the offer. Pursuant to the terms of the offer, the Company accepted for purchase all 115,131 shares of Class C Common Stock validly tendered and not withdrawn at a purchase price of $32.70 per share, payable in cash.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2017	Dell Technologies Inc.
	By:	/s/ Richard J. Rothberg
Richard J. Rothberg General Counsel and Secretary

3